UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On May 1, 2023, Akari Therapeutics, Plc (the “Company”) issued a press release announcing its financial results for the full year ended December 31, 2022, as well as highlights on recent clinical progress.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The statements under “Full Year 2022 Highlights and Recent Updates” and “Full Year 2022 Financial Results” of Exhibit 99.1 are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release issued by Akari Therapeutics, Plc on May 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: May 1, 2023